Exhibit 21.1

Legal Name	Jurisdiction of Incorporation

Systax Sistemas Fiscais Ltda.	Brazil

Vertex Acquisition, Inc.	Delaware

Vertex Delaware, LLC	Delaware

Vertex Germany GmbH	Germany

Vertex Global Tax Solutions Ireland	Ireland

Vertex Global Tax Solutions, Ltd.	United Kingdom

Vertex LLC	Delaware

Vertex Netherlands BV	Netherlands

Vertex Tax Solutions India Private Limited	India

Vertex VAT Solutions, LLC	Delaware

VGTS Brasil, Ltda.	Brazil

VGTS Sweden AB	Sweden